Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com
April 1, 2025

Re:	Klarna Group plc Registration Statement on Form F-1 Filed March 14, 2025 CIK No. 0002003292
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo
Christian Windsor
Lory Empie
Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to comments from the Staff
(the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 filed with the Commission on March 14, 2025 (the “Registration Statement”) contained in the Staff’s letter dated March 28, 2025 (the “Staff’s Letter”). As communicated to the Staff, the Company plans to respond to the remaining comments included in the Staff’s letter dated March 21, 2025 under separate cover, concurrently with filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment.
General
1.In your response to comment 6, you state that the company concluded that the partnership agreement and warrant agreements with OnePay are each a contract of the type that Klarna enters in the ordinary course of its business. Please revise your discussion to clarify whether the two agreements, taken together, constitute the type of commercial arrangement that Klarna regularly enters into as part of its agreement with other merchant partners. In addition, we note that the agreement with OnePay appears to focus on Klarna expanding its offering of Fair Financing offerings to Walmart customers. Since this appears to represent an increased focus on a lending product that has previously been a much smaller percentage of your total consumer credit balance compared to Pay Now and Pay Later, please clarify how you concluded that the agreement was a contract that Klarna enters into in the ordinary course of its business.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it regularly enters into commercial arrangements with select merchant partners in various geographies and verticals that, like the arrangement with OnePay, consist of a partnership agreement coupled with a grant of warrants to acquire ordinary shares of the Company. The Company respectfully directs the Staff’s attention to Note 23 Share-based payments to its consolidated financial statements included in the Registration Statement where the Company discusses the grants of such warrants in its fiscal years 2023 and 2024. While the number and estimated fair value of the warrants granted by the Company to such merchant partners in past periods was smaller than in the case of the OnePay warrants, such arrangements were made on similar terms, and were of the same type, as the Company’s agreements with OnePay. Further, the Company expects to continue to enter into similar arrangements in the future, including following the completion of the initial public offering of its ordinary shares, when the Company deems it to be advantageous to the Company’s long-term prospects and in the best interests of its shareholders. Accordingly, the Company believes that such arrangements are of the type that the Company regularly enters into in the ordinary course of business.
The Company further respectfully advises the Staff that, while the Company anticipates that the relative portion of its Fair Financing products in its overall payment option mix will increase, the Company does not expect such payment option mix, or its business model more generally, to be fundamentally altered as a result of the partnership agreement with OnePay. After all, the vast majority of its GMV is being generated through payment options (Pay Later and Fair Financing) that already involve extension of consumer credit and, as such, require an underwriting decision for each transaction. Since 2019 (the year in which the Company began to materially expand its presence in the United States), the Company has underwritten more than $318 billion in consumer loans ($24 billion in Fair Financing). Accordingly, the Company already has an extensive track record in extending consumer credit, including to consumers who elected to use its Fair Financing payment option. Further, the Company believes that one of its main competitive advantages is its ability to offer its merchant partners a wide array of products and services that can enable merchant success irrespective of its vertical and geography or their customers’ expected Average Order Value (“AOV”) and purchase frequency. Consequently, the Company often enters into merchant agreements whereby customers are similarly expected to disproportionately utilize one of its financing solutions, thus affecting the Company’s overall payment option mix. For example, as noted in the Registration Statement, the Company is currently growing in the Services and Experiences verticals, such as Events and Food & Beverage. These verticals typically have a higher purchase frequency but lower AOVs than other verticals, and are typically transacted with the Klarna card or Pay in Full rather than Pay Later or Fair Financing. However, given the Company’s broad diversification across merchants, verticals and geographies, no single merchant, including Walmart, is expected to alter the Company’s overall geographical, payment or merchant vertical mix to a material extent. Accordingly, the Company respectfully submits that the OnePay partnership agreement was entered into in the ordinary course of its business even after taking into account any impact that it may individually have on the Company’s overall payment option mix.
2.We note that in your response to comment 6, you provided a portion of the disclosure that you intend to include in the Summary section of your next amendment. We note that the agreement appears to focus on Klarna’s ability to offer Fair Financing products to Walmart customers through the OnePay app. Please expand your disclosure, in an appropriate location in the registration statement, to provide management’s view as to whether the agreement with Walmart and OnePay is likely to represent a significant change to your overall lending offerings, since Fair Financing represented a comparatively small portion of your overall outstanding consumer balances. Similarly, please address whether management believes the comparatively longer-term financing may impact your need for short-term and longer-term deposit or other debt financing.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not expect that its agreement with OnePay will represent a significant change to its overall lending offerings. The payment option offered to Walmart’s customers will be provided on the same terms, including the maximum duration, as the Fair Financing solution that the Company currently offers to its other customers in the United States. The Company will also utilize the same underwriting capabilities that it deploys in making lending decisions to other customers wishing to use its Fair Financing payment options for purchases with other merchants. Notably, and as noted in the Company’s response to comment No. 1 above, the Company already generates the vast majority of its GMV, including in the United States, through payment options (Pay Later and Fair Financing) that involve extension of consumer credit. As discussed in various places in the Registration Statement, since 2019, the Company has materially matured its operations in this market and greatly improved its underwriting capabilities, which, in the Company’s belief, are currently on par with those of its direct competitors in that market. Further, the relative share of Fair Financing solutions in the Company’s U.S. payment option mix has been already increasing following other commercial agreements that the Company has entered into in recent periods without materially affecting the Company’s underwriting capabilities, credit losses or profitability in that geography. Accordingly, the Company does not believe that the OnePay partnership and its expected impact on the Company’s payment option mix will represent a significant change to its overall lending offerings or otherwise materially alter its operations.
The Company further respectfully submits that it does not anticipate the OnePay partnership to significantly impact its financing model or needs. As noted in various places in the Registration Statement, the Company believes that one of its main competitive advantages is its stable, low-cost and flexible funding base. As a fully licensed bank with an investment grade credit rating, the Company has the ability to access a variety of forms of funding, including retail deposits, debt or equity securities, credit facilities and asset-backed securities. The Company has been relying on that model for more than 14 years, including in periods during which the relative portion of Fair Financing products in its overall payment option mix was significantly above its current levels. Accordingly, the Company does not expect that its funding model as well as access to various funding sources would be negatively affected by the OnePay partnership. In particular, the Company believes that it can continue to grow its deposit base if and when needed to support its growth, including as a result of the OnePay partnership, given the size of its current deposits relative to the overall market demand for deposits, as well as utilize other sources of funding when advantageous in line with its regular business practice. Further, the inherent duration gap between the Company’s deposits and consumer loans drives stability and predictability in its funding costs despite relative changes in its overall payment option mix, which allows the Company to address its funding needs on an ongoing basis. In particular, in 2024, the average term of the Company’s deposits was 280 days, compared to the average loan term of approximately 40 days. While the Company expects that the average loan term will increase as a result of the OnePay partnership, the Company anticipates that it will nevertheless continue to remain significantly below the average term of the Company’s deposits. For these reasons, the Company respectfully submits that it does not believe that the OnePay partnership will materially impact its funding model, access to capital or short- or long-term financing needs.
For the Staff’s convenience, the Company included below in bolded underline text proposed additional disclosure that it intends to include in Amendment No. 1 in response to the Staff’s comment that summarizes the Company’s conclusions included above. Page numbers refer to the Registration Statement filed on March 14, 2025.
1.Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Financial Model—Merchant-Led Fees (page 117)
The chart below shows an illustrative Pay Later transaction, including its flow and life cycle, where consumers complete their purchase today, while deferring the full payment to a later date or paying in installments. We charge the merchant a fee after a successful transaction, and the consumer pays no interest on the deferred or installment payments unless the consumer chooses to utilize one of our payment flexibility features.
Merchant fees vary based on several factors, including the geography and transaction type. Similarly, in the case of Pay in Full, consumers pay for the transaction immediately, and Klarna charges the merchant a fee after a successful transaction. Fair Financing is similar to Pay Later in that we allow the consumer to pay over time, but for longer periods (generally less than six months, but can be up to 36 months depending on the purchase). Consumers using Fair Financing may also be charged predetermined and clearly labeled interest on their outstanding borrowings over the borrowing period. In a Fair Financing transaction, we may earn interest income on the consumer’s use of credit provided by us. Our consumers can also take advantage of two payment flexibility features for a fee. “Snooze” gives them additional days to pay for their purchase. For larger purchases, our consumers can also convert their Pay Later transaction to a Fair Financing product, which helps consumers better manage their finances.
In 2024, Pay Later represented 76% of our total transactions (79% of our GMV), Pay in Full (after excluding transactions processed through KCO unbranded channels) 23% (16%) and Fair Financing the remaining 1% (5%). While we expect that the relative contribution of our Fair Financing product to the number of our total transactions and our overall GMV to increase in future periods, including as a result of the OnePay partnership agreement, we do not believe that such changes will be material given our broad diversification across merchants, verticals and geographies.
2.Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Transaction Margin Dollars (page 122)
We define Transaction margin dollars as total revenue less total transaction costs, which consist of processing and servicing costs, consumer credit losses and funding costs.
From 2022 to 2024, our Transaction margin dollars grew 77% to $1,217 million from $687 million. The key drivers of our Transaction margin dollars growth have been the increase in our fee-driven revenue, scale efficiencies leading to lower processing and servicing costs, declining credit losses as we have increased our scale and matured our operations in newer markets, such as the United States, and improved our underwriting capabilities, and low and stable funding costs.
We expect the relative portion of Fair Financing products in our overall payment option mix to increase as a result of the OnePay partnership. Accounting standards require us to recognize an expected credit loss provision upfront for each Fair Financing transaction, while we will generate interest income on such transactions over time. Accordingly, our Transaction margins dollars are expected to increase as we recognize interest income over time, which makes the OnePay partnership accretive to Transaction margin dollars and net income in the United States in the medium-term. See “Prospectus Summary—Recent Developments—OnePay Partnership.”
3.Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Key Metrics Underlying Our Financial Model—Transaction Margin Dollars and Transaction Margin—Funding costs (page 125)
We define funding costs as net interest costs associated with funding our consumer financing products. They include interest that we pay on our consumer deposits. From 2022 to 2024, our funding costs increased from $147 million to $503 million, or from 0.18% to 0.48% of our GMV and from 1.9% to 5.3% of our deposits over the same period. Our highly competitive deposit savings platform and bank license provide us greater operational flexibility and a relatively lower funding cost compared to wholesale funding models. For example, in 2024, 94% of our lending activity was funded from our consumer deposits, 74% of which are fixed and longer-term than the average duration of the consumer loans that we funded through such deposits. While we expect our average consumer loan duration to increase as a result of the OnePay partnership, we anticipate that the average term of our consumer deposits will continue to remain significantly above such average loan duration. We also expect to be able to raise deposits and other forms of funding as needed to support the extension of consumer loans under the OnePay partnership agreement in line with our regular business practice. Accordingly, we do not believe that the OnePay partnership will significantly affect our deposit-based funding model or our short- or long-term financing needs. While we expect our funding costs to continue to fluctuate to reflect the broader market environment, we believe that our funding model will remain conservative in any market environment.
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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP
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